FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2014

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jean-Claude Lauzon

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

_________________________________________
* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2014 (the “Annual Report”) as follows:

1.	Exhibit (99.1), “Québec Description dated as of August 21, 2014,” is hereby amended by replacing the last paragraph on page 1 thereof with the following:

“This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.”

2.	Exhibit (99.1) is hereby amended by replacing the text of the second paragraph under the caption “Québec – Overview” on page 7 with the following:

“Québec has a modern, developed economy. In 2013, the service sector contributed 76.6%, the manufacturing industry 13.9%, the construction industry 6.7% and the primary sector 2.8% to real GDP at basic prices in chained 2007 dollars. Québec real GDP represented 19.5% of Canada’s real GDP in 2013. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services and transportation and warehousing. The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), petroleum and coal products, transportation equipment products (including aircrafts, motor vehicles and parts), chemical products, paper products and fabricated metal products. Québec also has significant hydroelectric resources, generating 33.8% of the electricity produced in Canada in 2013.”

3.	Exhibit (99.1) is hereby amended by adding after the subsection captioned “ECONOMY – Economic Developments in 2013” on p. 12, the following new subsection:

“Preliminary 2014 Information”

“The CPI for Québec increased by 1.4% in 2014. On a preliminary basis, the average unemployment rate in Québec for 2014 was 7.7%, the overall employment decreased by 0.1% and the population of Québec as at December 31, 2014 was 8.236 million.”

4.

Exhibit (99.1) is hereby amended by adding, to the subsection “ECONOMY – Economic Structure – Exports and Imports,” following “Table 6, Québec’s International Imports of Goods” on page 20, the following:

“Québec’s international exports and imports of services are also diversified, as reflected in the following tables.

Table 6A

Québec’s International Exports of Services
(dollar amounts in millions)
					% of total		% of total
	2007	2008	2009	2010	2010	2011	2011
Transportation and related services	5,335	5,643	4,704	4,922	22.5	5,267	22.2
Wholesale and retail sales	5,408	5,470	4,660	4,662	21.3	4,837	20.4
Professional services	3,493	3,803	4,181	4,196	19.1	4,594	19.4
Finance, Insurance and real estate	1,829	2,265	2,483	2,442	11.1	2,899	12.2
Administrative services	1,988	1,982	2,021	2,245	10.2	2,332	9.8
Accommodation and food services	1,604	1,594	1,451	1,578	7.2	1,612	6.8
Information and cultural services	1,697	1,761	1,388	1,145	5.2	1,460	6.2
Arts, entertainment and recreationservices	579	485	361	380	1.7	375	1.6
Health, education and public administration	326	345	261	295	1.3	297	1.3
Other services	70	90	65	53	0.2	53	0.2
Total	22,364	23,453	21,573	21,918	100.0	23,727	100.0

Sources: Statistics Canada, input-output tables.

Table 6B

Québec’s International Imports of Services
(dollar amounts in millions)
					% of total		% of total
	2007	2008	2009	2010	2010	2011	2011
Finance, insurance and real estate	2,863	3,108	3,689	4,056	25.3	3,994	23.6
Accommodation and food services	2,656	2,599	2,601	2,737	17.0	2,999	17.7
Transportation and related services	2,398	2,355	2,206	2,396	14.9	2,548	15.0
Administrative services	1,412	1,955	1,963	1,938	12.1	2,055	12.1
Information and cultural services	1,491	1,583	1,574	1,618	10.1	1,932	11.4
Professional services	1,427	1,743	1,655	1,590	9.9	1,628	9.6
Arts, entertainment and recreation services	645	653	632	737	4.6	835	4.9
Wholesale and Retail sales	311	455	393	443	2.8	458	2.7
Health, education and public administration	396	380	434	359	2.2	310	1.8
Other services	149	151	138	165	1.0	193	1.1
Total	13,747	14,982	15,298	16,051	100.0	16,955	100.0

Sources: Statistics Canada, input-output tables.”

5.	Exhibit (99.1) is hereby amended by replacing the second paragraph of text under the caption “GOVERNMENT FINANCES – 2014-2015 Forecast – Budget 2014-2015” on page 27, with the following:

“In 2014-2015, total revenue of the General Fund is budgeted at $71,373 million, an increase of 2.7% compared with the preliminary results for 2013-2014. Excluding Government enterprises, own-source revenue is budgeted at $49,577 million, a 4.7% increase compared with 2013-2014 due in particular to efforts to fight tax evasion and to the increase of specific tax on tobacco products and alcoholic beverages. The profits of Government enterprises are budgeted at $5,105 million, a decrease of 6.2%, reflecting primarily a budgeted return to more normal revenue levels at Hydro-Québec following the very cold winter of 2013-2014. Over 76% of total revenue comes from own-source revenue. Federal transfers are expected to decrease by 0.1% (to $16,691 million) in 2014-2015.”

6.	Exhibit (99.1) is hereby amended by replacing, in the section captioned “GOVERNMENT ENTERPRISES AND AGENCIES – Enterprises Included in the Government’s Reporting Entity,”

(a) the last sentence of the subsection captioned “Loto – Québec,” on page 41, with the following:

“The Budget 2014-2015 forecast a dividend of $1,065 million for Fiscal 2015 compared with $1,055 million received in Fiscal 2014 and $1,194 million received in Fiscal 2013.”

and (b) the last sentence of the subsection captioned “Société des alcools du Québec (“SAQ”),” on page 41, with the following:

“As part of the Budget 2014-2015, the SAQ is budgeted to pay a dividend of $1,021 million in Fiscal 2015 compared with $1,003 million received in Fiscal 2014 and $1,030 million received in Fiscal 2013.”

7.

Exhibit (99.1) is hereby amended by replacing the last sentence of the first paragraph under the caption “GOVERNMENT ENTERPRISES AND AGENCIES – Enterprises Included in the Government Reporting Entity – Société Innovatech,” on page 42, with the following:

“As of March 31, 2014, the total assets of the four Innovatech corporations were $71 million.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 8 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: January 26, 2015